Exhibit 99.1

BlueCity Announces First Quarter 2021 Unaudited Financial Results

-- 30.7% year-over-year revenue growth--

-- 47.8% year-over-year total paying user growth--

BEIJING, China, June 10, 2021 (GLOBAL NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total revenues reached RMB271.1 million (US$41.4 million), an increase of 30.7% from the same period in 2020.

•	Net loss was RMB52.1 million (US$7.9 million), compared with net loss of RMB7.6 million in the first quarter of 2020.

•	Adjusted Net Loss[1] (Non-GAAP) was RMB42.5 million (US$6.5 million), compared with adjusted net loss (non-GAAP) of RMB7.6 million in the first quarter of 2020.

•	Monthly active users (“MAUs”) of BlueCity’s portfolio apps[2] reached 8.3 million, an increase of 37.5% from the same period in 2020.

•	Total paying users[3] of BlueCity’s portfolio apps reached 640 thousand, an increase of 47.8% compared with 433 thousand in the first quarter of 2020.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “2021 is off to a great start for BlueCity, with our relentless focus on execution and product innovation bringing in solid topline growth and user engagement. In this quarter, our total MAUs of all apps grew by 37.5%, reaching 8.3 million and total paying users grew by 47.8% year over year to 640 thousand. The success of our portfolio strategy is also illustrated by our integration with Finka and Lesdo, with both brands reaching new record high MAU numbers. With the great potential for more monetization and user growth behind BlueCity’s brands, we will continue to accelerate the development of each app with a focus on quality and improved monetization capability.”

1 Adjusted Net Loss, a non-GAAP financial measure, represents net loss excluding share-based compensation expenses, amortization expense related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions and changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 BlueCity’s portfolio apps include Blued, LESDO and Finka. We count MAUs of LESDO and Finka into our MAUs, starting from September 2020 and December 2020, respectively, without eliminating duplicates among our portfolio apps.

3 “Total paying users” is to the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

Mr. Ma continued: “In addition to our strong organic growth this quarter, we obtained an internet hospital license for He Health in Mainland China in April 2021, laying a solid foundation to build a comprehensive diagnosis and treatment platform for men’s health. This is another significant milestone for the Company as it presents a great opportunity to seize the underserved but rapidly growing health and wellness business. We believe we are well-positioned to benefit from this flourishing sector, and we are excited to launch China’s first internet hospital with a focus on men’s health for the brand's next stage of growth.”

Mr. Junchen Sun, BlueCity’s acting Chief Financial Officer commented: “We are pleased with our strong operational and financial results this quarter. Total revenue grew 30.7% year over year to RMB271.1 million. Notably, our continuous efforts in diversifying the revenue streams have proven to be very rewarding this quarter, with 75.9% year over year growth from memberships services and a robust 297.7% year over year increase from He Health. These solid results again demonstrate our abilities in operational and strategic execution for driving up steady growth through monetization improvements.”

First Quarter 2021 Financial Results

Total Revenues

Total revenues were RMB271.1 million (US$41.4 million), representing an increase of 30.7% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB219.9 million (US$33.6 million), representing an increase of 22.4% from the same period of 2020. The increase was primarily due to the increase in the average spending per paying user resulting from the Company’s continuous efforts to enhance its live streaming services.

Membership services. Revenues from membership services reached RMB26.4 million (US$4.0 million), representing an increase of 75.9% from the same period of 2020. The increase was primarily due to the increase in the number of paying users as a result of the rapid development of the company’s membership services offerings on the Company’s portfolio apps.

Advertising services. Revenues from advertising services reached RMB12.0 million (US$1.8 million), representing an increase of 113.7% from the same period of 2020, as the Company continued to introduce new advertising and marketing solutions to attract more advertisers.

Merchandise sales. Revenues from merchandise sales of “He Health” reached RMB11.4 million (US$1.7 million), representing an increase of 297.7% from the same period of 2020. The increase was primarily due to the continuous expansion of the Company’s health-related services.

Others. Revenues from other services decreased by 66.3% from RMB4.3 million in 2020 to RMB1.4 million (US$0.3 million) in 2021 mainly due to the decreased revenue from family planning services as the Company no longer provides these services since March 2021.

Total cost and expenses

•	Cost of revenues. The cost of revenues was RMB185.1 million (US$28.2 million), representing an increase of 33.0% year-over-year. The increase was primarily due to higher revenue-sharing costs along with the growth of live streaming services, the increased cost of products in connection with the growth of “He Health” merchandise sales, the increased staff cost as well as share-based compensation expenses.

•	Selling and marketing expenses. Selling and marketing expenses were RMB65.3 million (US$10.0 million), representing an increase of 69.2% year-over-year. The increase was mainly due to the increased advertising and promotion expenses, the increased staff cost and share-based compensation expenses.

•	Technology and development expenses. Technology and development expenses were RMB48.2 million (US$7.4 million), representing an increase of 59.1% year-over-year. The increase was mainly due to the increased staff cost in technology related department, the increase in content, server and bandwidth cost as well as share-based compensation expenses.

•	General and administration expenses. General and administrative expenses were RMB25.2 million (US$3.8 million), representing an increase of 157.5% year-over-year. The increase was mainly due to the increased professional fees and staff cost, as well as share-based compensation expenses.

Operating loss

Operating loss was RMB52.7 million (US$8.0 million), compared with a loss of RMB10.4 million in the first quarter of 2020.

Income tax benefit

Income tax benefit were RMB402 thousand (US$61 thousand), compared with income tax benefit amounted to RMB385 thousand in the first quarter of 2020.

Net loss

Net loss was RMB52.1 million (US$7.9 million), compared with net loss of RMB7.6 million in the first quarter of 2020.

Adjusted net loss (Non-GAAP) 4

Adjusted net loss was RMB42.5 million (US$6.5 million) compared with adjusted net loss of RMB7.6 million in the first quarter of 2020.

Cash and cash equivalents and term deposits

As of March 31, 2021, the Company had cash and cash equivalents and term deposits of RMB526.7 million (US$80.4 million), compared to RMB611.8 million as of December 31, 2020.

4 Adjusted net loss is a non-GAAP financial measure. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Business Outlook

For the full year 2021, the Company expects total revenues to be between RMB1.41 billion to RMB1.46 billion, representing year-over-year growth of 37% to 42%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

BlueCity's management team will host an earnings conference call at 8:00 AM on Thursday, June 10, 2021, U.S. Eastern Time (8:00 PM on June 10, 2021, Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/1558787

A replay of the conference call may be accessed by phone at the following numbers until June 18, 2021. To access the replay, please reference the conference ID 1558787.

Phone Number
International	+61 2 8199-0299
United States	+1 (855) 452-5696
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.blue-city.com/.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services to foster connections and enhance the wellbeing of the LGBTQ community through its portfolio of brands. BlueCity’s mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related services. Available in 13 languages, Blued connects users in about 170 countries and it is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity’s portfolio of brands also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	439,492,788	415,614,132	63,435,107
Term deposits	172,257,360	111,054,970	16,950,299
Accounts receivable, net	5,588,023	8,952,150	1,366,365
Inventories	6,853,202	6,665,832	1,017,405
Prepayments and other current assets	58,629,416	79,625,664	12,153,250
Total current assets	682,820,789	621,912,748	94,922,426

Non-current assets:
Investment securities	50,000	50,000	7,631
Property and equipment, net	11,445,548	12,463,015	1,902,228
Intangible assets, net	52,084,512	50,109,296	7,648,172
Goodwill	196,002,568	195,327,673	29,812,826
Other non-current assets	2,426,128	2,426,128	370,300
Total non-current assets	262,008,756	260,376,112	39,741,157
TOTAL ASSETS	944,829,545	882,288,860	134,663,583

LIABILITIES
Current liabilities:
Accounts payable	20,372,680	31,694,195	4,837,479
Deferred revenue	35,226,237	38,698,342	5,906,521
Income tax payable	2,122,765	2,228,810	340,183
Accrued expenses and other current liabilities	118,958,796	84,293,633	12,865,721
Total current liabilities	176,680,478	156,914,980	23,949,904

Non-current liabilities
Deferred income tax liabilities	10,954,883	10,461,079	1,596,673
Total non-current liabilities	10.954.883	10,461,079	1,596,673
Total liabilities	187,635,361	167,376,059	25,546,577

SHAREHOLDERS’ EQUITY:
Ordinary shares	12,018	12,018	1,834
Additional paid-in capital	2,188,870,625	2,196,927,800	335,316,676
Accumulated other comprehensive loss	(107,514,737)	(105,772,072)	(16,143,971)
Accumulated deficit	(1,324,173,722)	(1,376,254,945)	(210,057,533)
Total shareholders' equity	757,194,184	714,912,801	109,117,006

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	944,829,545	882,288,860	134,663,583

BlueCity Holdings Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Revenues	207,473,410	271,130,860	41,382,652
Cost and expenses:
Cost of revenues	(139,213,212)	(185,088,240)	(28,249,983)
Selling and marketing expenses	(38,611,169)	(65,347,729)	(9,974,012)
Technology and development expenses	(30,282,538)	(48,178,024)	(7,353,403)
General and administrative expenses	(9,790,319)	(25,209,424)	(3,847,709)
Total cost and expenses	(217,897,238)	(323,823,417)	(49,425,107)
Operating loss	(10,423,828)	(52,692,557)	(8,042,455)
Change in fair value of financial instruments	(4,883)	-	-
Interest income	2,430,919	209,280	31,942
Loss before income taxes	(7,997,792)	(52,483,277)	(8,010,513)
Income tax benefit	384,714	402,054	61,366
Net loss	(7,613,078)	(52,081,223)	(7,949,147)
Accretion and modification of Redeemable Convertible Preferred Shares to redemption value	(20,288,267)	-	-
Net loss available for distribution	(27,901,345)	(52,081,223)	(7,949,147)

Net loss	(7,613,078)	(52,081,223)	(7,949,147)
Other comprehensive loss
Unrealized gain on an available-for-sale investment, net of nil income taxes	(350,387)	-	-
Foreign currency translation adjustment, net of nil income taxes	(23,159,541)	1,742,665	265,982
Comprehensive loss	(31,123,006)	(50,338,558)	(7,683,165)

BlueCity Holdings Limited
NOTES TO UNAUDITED FINANCIAL INFORMATION
	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Share-based compensation expenses included in:
—Cost of revenues	-	855,034	130,504
—Selling and marketing expenses	-	2,703,655	412,658
—Technology and development expenses	-	1,358,971	207,419
—General and administrative expenses	-	3,139,515	479,184
Total	-	8,057,175	1,229,765

Amortization expense related to intangible assets resulting from acquisitions included in:
—Cost of revenues	-	1,456,376	222,286
—Selling and marketing expenses	-	518,840	79,191
Total	-	1,975,216	301,477

Unaudited Reconciliations of GAAP and Non-GAAP Results
	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Net loss	(7,613,078)	(52,081,223)	(7,949,147)
Add:
Share-based compensation expenses	-	8,057,175	1,229,765
Amortization expense related to intangible assets resulting from acquisitions	-	1,975,216	301,477
Income tax related to intangible assets resulting from acquisitions	-	(493,804)	(75,369)
Changes in fair value of financial instruments	4,883	-	-
Adjusted net loss	(7,608,195)	(42,542,636)	(6,493,274)